Exhibit (a)(22)

UNITED STATES DISTRICT COURT

DISTRICT OF MINNESOTA

MILFORD and RONNAE D. PATSEL,

Plaintiffs,

vs.	CIVIL ACTION NO.

ROBERT E. SWITZ, JOHN D. WUNSCH, JOHN J. BOYLE, LARRY W. WANGBERG, MICKFY P. FORET, JOHN E. REHFELD, LOIS M. MARTIN, KRISH A. PRABHU, DAVID A. ROBERTS, WILLIAM R. SPIVEY, TYCO ELECTRONICS MINNESOTA, INC., TYCO ELECTRONICS, LTD, and ADC TELECOMMUNICATIONS INC.,

Class Action Complaint for Violations of the Federal Securities Law JURY TRIAL DEMANDED

Defendants.

CLASS ACTION COMPLAINT

1.                                       This is a stockholder class action brought on behalf of the public stockholders of ADC Telecommunications Inc., (“ADC” or the “Company”) against the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Tyco Electronics, Ltd. and its wholly-owned subsidiary Tyco Electronics Minnesota, Inc. (collectively “Tyco”) at an inadequate and for an unfair price following a grossly unfair process (the “Proposed Merger”) pursuant to an Agreement and Plan of Merger between ADC and Tyco dated as of July 12, 2010 (the “Merger Agreement”).

2.                                       Plaintiffs allege that the sale of ADC to Tyco contemplated by the Merger Agreement is unfair and inequitable to the ADC public stockholders and constitutes a breach of the fiduciary duties of the directors in the sale of ADC. Plaintiffs also allege that the Merger

Agreement and transactions approved and contemplated thereby, including the Tender Offer, are unfairly and inequitably coercive to the public stockholders in a sale of the Company and that the stockholders are not provided with a voluntary choice whether to tender their shares.

3.                                       The Merger Agreement contemplates, among other things, a tender offer by Tyco for all ADC shares at $12.75 per share (the “Tender Offer”), a so-called “Top-Up Option” giving Tyco the right to buy additional new ADC shares at $12.75 to give Tyco 90% ownership, and a short-form merger at $12.75 per share by virtue of the tendered shares plus the additional new shares.

4.                                       The ADC Board of Directors has unanimously recommended that ADC stockholders tender. Additionally, the Tender Offer is scheduled to expire on August 23, 2010.

5.                                       The recent historical averages for ADC’s stock price demonstrate that the consideration being offered by Tyco is unfair and inadequate. The $12.75 per share represents an inadequate premium to the trading price of the Company’s common stock and is inconsistent with recent analyst price targets and opinions on ADC’s value.

6.                                       The consideration to be paid to the class members is unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of ADC is materially in excess of $12.75 per share, giving due consideration to the possibilities of growth and profitability of ADC in light of its business, earnings and earnings power, present and future; (b) the $12.75 per share price offers an inadequate premium to the public stockholders of ADC; and (c) the $12.75 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and Tyco to “cap” the market price of ADC stock, as part of a plan for Tyco to obtain complete ownership of ADC assets and business at the lowest possible price.

7.                                       Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Merger with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows Tyco 3 business days to match any competing proposal in the event one is made; (iii) a provision that requires the Company to pay Tyco a termination fee of $38,000,000 within 2 business days; and (iv) ADC ADC approved and adopted an amendment to the Amended and Restated Rights Agreement dated as of May 9, 2007 between the Company and Computershare Investor Services, LLC, as rights agent (the “Company Rights Agreement”) to render the Company Rights Agreement inapplicable for purposes of the Proposed Merger. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of ADC.

8.                                       The Proposed Merger serves no legitimate business purpose for ADC but rather is an attempt by defendants to enable Tyco to benefit unfairly from the transaction at the expense of ADC’s public shareholders. The proposed cash-out transaction will forever divest ADC public shareholders of their ownership interest in the Company for grossly inadequate consideration. As such, the Proposed Merger will deny Plaintiffs and the other members of the class their right to share proportionately in the future success of ADC and its valuable assets, while permitting certain ADC insiders and Tyco to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interest of all ADC shareholders, and not the interests of the defendants, was the basis for the ADC Board decision to enter into the Proposed Merger.

9.                                       In entering into the Merger Agreement, each of the Defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

10.                                 On July 26, 2010, Tyco filed a Tender Offer Statement and ADC filed a Schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Merger pursuant to which, inter alia, the ADC Board of Directors recommended the Tender Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Merger. In connection with the Proxy, Defendants have breached their duty of candor by failing to disclose material information in the 14D-9 necessary for shareholders to determine whether to tender their shares in the Offer.

11.                                 As alleged herein, the Proposed Merger is the product of a hopelessly flawed process that was designed to sell ADC to Tyco on terms detrimental to Plaintiffs and the other public stockholders of ADC.

JURISDICTION AND VENUE

12.                                 The Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1332(a)(2) since plaintiffs and defendants are citizens of different states and the matter in controversy exceeds the jurisdictional amount of $75,000, exclusive of interest and costs. This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.

13.           Venue is proper in this District pursuant to 28 U.S.C. §1391(a)(2) (2008) because ADC is headquartered in this District and a substantial portion of the transaction and occurrences complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District. In addition, one or more of the defendants either resides in or maintains executive offices in this District.

PARTIES

14.           Plaintiffs Milford and Ronnae D. Patsel are U.S. citizens and residents of California, are and have been at all relevant times shareholders of ADC.

15.           ADC is a Minnesota corporation with its principal place of business located 13625 Technology Drive, Eden Prairie, Minnesota 55344. ADC provides broadband communications network infrastructure products and related services worldwide. Its products enable the delivery of high-speed Internet, data, video, and voice communications over wireline, wireless, cable, enterprise, and broadcast networks. The Company also offers professional services consisting of systems integration services for broadband, multiservice communications over wireline, wireless, cable, and enterprise networks. It serves local telephone companies, long-distance carriers, wireless service providers, cable television operators and broadcasters; business customers and governmental agencies; and communications equipment vendors. ADC sells its products through sales personnel, value-added resellers, distributors, manufacturers’ representatives, independent sales representatives, and public and private network providers. The Company was formerly known as Magnetic Controls Company and changed its name to ADC Telecommunications, Inc. in 1985. ADC was founded in 1935. As of May 3, 2010, ADC has 96,989,183 shares of common stock outstanding. The Company’s stock trades under the symbol “ADCT” on the NASDAQ.

16.           Defendant Robert E. Switz (“Switz”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times Chairman of the Board, President, Chief Executive Officer, and a director of ADC. He was appointed as President and Chief Executive Officer of the Company in August 2003 and Chairman of the Board in August 2008. He has served as a director of the Company since 2003.

17.           Defendant John D. Wunsch (“Wunsch”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since 1991.

18.           Defendant John J. Boyle (“Boyle”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since November, 1999.

19.           Defendant Larry W. Wangberg (“Wangberg”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since October, 2001.

20.           Defendant Mickey P. Foret (“Foret”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since February, 2003.

21.           Defendant John E. Rehfeld (“Rehfeld”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since September, 2004.

22.           Defendant Lois M. Martin (“Martin”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since March, 2004.

23.           Defendant Krish A. Prabhu (“Prabhu”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since November, 2008.

24.           Defendant David A. Roberts (“Roberts”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since November, 2008.

25.           Defendant William R. Spivey (“Spivey”), a U.S. citizen and resident of Minnesota, is and has been at all relevant times a director of ADC since September, 2004.

26.         The Defendants named in ¶¶ 16-25 are sometimes collectively referred to herein as the “Individual Defendants.”

27.         Defendant Tyco, incorporated in Switzerland, provides engineered electronic components, network solutions, specialty products, and undersea telecommunication systems. Its principal offices are located at Rheinstrasse 20 CH-8200, Schaffhausen Switzerland. The Company’s stock trades under the symbol “TEL” on the New York Stock Exchange.

28.         Defendant Tyco Electronics Minnesota, Inc. (“Tyco Minn.”), a Minnesota corporation, was organized as a wholly-owned subsidiary of Tyco for the sole purpose of making a tender offer for the outstanding shares of common stock of ADC and completing the Merger.

29.         Defendants Tyco and Tyco Minn. are collectively referred to herein as “Tyco”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.

CLASS ALLEGATIONS

30.         Plaintiffs bring this action individually and as a class action pursuant to the rules of this Court, on behalf of all stockholders of ADC, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are threatened with injury arising from Defendants’ actions as is described more fully below (the “Class”).

31.         This action is properly maintainable as a class action.

32.         The Class is so numerous that joinder of all members is impracticable.

33.         There are more than 96 million shares of ADC common stock outstanding held by thousands of shareholders geographically dispersed across the country.

34.           There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)                                  whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiffs and the other members of the Class in connection with the Proposed Merger; and

(b)                                 whether Plaintiffs and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

35.           Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

36.           Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

37.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

38.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

39.           On July 12, 2010, the Company and Tyco jointly announced that they had entered into a definitive agreement or the Proposed Merger for Tyco to acquire the outstanding shares of ADC for $12.75 per share in an all-cash tender offer. The press release stated in pertinent part:

Tyco Electronics and ADC announced today a definitive agreement under which Tyco Electronics will acquire ADC for $12.75 per share in cash, or an enterprise value of approximately $1.25 billion. The transaction is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.

Tom Lynch, Chief Executive Officer of Tyco Electronics, said, “This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using — from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”

Robert E. Switz, Chairman, President and CEO of ADC, said, “ADC has a strong heritage of providing innovative wired and wireless solutions that have enabled the expansion of advanced broadband networks worldwide. As part of Tyco Electronics, our organization’s ability to serve the world’s leading telecommunications services providers and enterprises will be strengthened significantly. I have great respect for Tyco Electronics and know that they share our commitment to meeting customers’ changing next generation network needs.”

The combined organization will offer a complete product portfolio across every major geographic market. It will also add ADC’s Distributed Antenna System (DAS) products, which will expand Tyco Electronics’ wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. Additionally, Tyco Electronics will add ADC’s professional services organization in the US to its business.

“We expect ADC to be accretive to our earnings in the first year and to reach our target operating margin of 15 percent in the third year after the acquisition,” said Lynch.

The transaction is structured as a tender offer to be followed as soon as possible by a merger. The transaction is subject to customary closing conditions, including the tender of a majority of ADC shares and regulatory approvals, and is expected to close in the fourth calendar quarter 2010.

In conjunction with today’s announcement, Tyco Electronics reported preliminary results for the fiscal third quarter ended June 25, 2010. The company reported sales of $3.1 billion, an increase of 23 percent over the prior year quarter and up 4 percent sequentially. GAAP EPS were $0.72 in the quarter which included $0.02 per share of income related to other items net of restructuring charges. Adjusted EPS were $0.70 in the quarter. The company’s book-to-bill ratio was 1.06 for the quarter and 1.08 excluding Subsea Communications. The company will report complete results and provide further details on its fiscal third quarter before trading begins on July 22, 2010.

40.           The $12.75 per share price agreed to by the Board does not currently represent fair value for the Company, in that it does not reflect the long-term value of the Company, and the future financial prospects of ADC.

41.           On May 5, 2010, the Associated Press Online reported that the Company’s loss narrowed in its fiscal second quarter, compared with a year ago when the networking equipment maker’s results were weighed down by charges. ADC posted a net loss of $12.5 million, or 13 cents per share, for its quarter ended April 2. Excluding one-time items, the Company said net income from continuing operations was 10 cents per share. Analysts surveyed by Thomson Financial forecast net income of 6 cents per share. In the year-ago quarter, ADC posted a net loss of $443.1 million, or $4.59 per share, largely on a $408 million impairment charge. Revenue rose 7 percent to $274 million from $256.6 million. Analysts predicted revenue of $273 million. ADC said customers have increased planning and proposals, indicating upcoming spending to upgrade networks. For the fiscal third quarter that ends July 2, ADC said it expects revenue of $290 million to $310 million. Analysts forecast revenue of $293.4 million. ADC also predicted quarterly income of 10 cents to 20 cents per share, including expected amortization expense of 5 cents per share but excluding other items the Company can’t yet estimate. Analysts project income of 15 cents per share.

42.           On June 8, 2010, ADC issued a Form 8-K announcing that it will receive a $56.5 million cash settlement from Merrill Lynch. The settlement resolves ADC’s previously-disclosed claims against Merrill Lynch for losses incurred on auction rate securities (ARSs) sold by Merrill. The cash will be received in the 3rd quarter of 2010 and ADC will retain the ARSs that were the subject of the claims.

43.           The additional cash from the settlement and assumed liquidation of the ARS portfolio make ADC look even cheaper. The Company has taken a very conservative approach to writing down its ARSs, including only $17.4 million from its par value of $155 million ($0.11 on the dollar) in its balance sheet at the first quarter. Based ARSs sold in the first quarter (proceeds equal to 34% of par value). ADC could most likely sell the remainder of its portfolio for an average of at least 20% of par - $31 million - adding $13.6 million to its recorded value.

44.           On July 13, 2010, following the announcement of the Proposed Merger, Dailyfinance.com, reported that one analyst stated that the Proposed Merger “price tag is still well below the levels of a couple years ago, when ADC’s stock was trading over $17.” The analyst further stated that ADC successfully fought the recession and is poised for growth. The article states in pertinent part:

[T]o deal with the recession, ADC took major steps to lower operating costs. Some of the moves included a workforce reduction, facility consolidation and the relocation of resources into lower cost locations. But now it looks like the market environment is starting to improve, with strength in all the segments for ADC. More importantly, the long-term looks promising as the appetite for broadband continues to grow.

45.           On August 4, 2010, the Company announced its unaudited results for its third quarter ended July 2, 2010. The Company posted a quarterly profit that beat market estimates, as margins improved partly on cost controls. Third-quarter net income available to common shareowners was $75.8 million, or 68 cents per share. It posted a profit of $6.8 million, or 7 cents a share, last year. The release stated in pertinent part that:

“We are pleased to announce another quarter of solid results,” said Robert E. Switz, chairman, president and chief executive officer of ADC. “These results were in line with our prior expectations and reflect good progress on previously announced efforts to drive improvements across our operations.”

“We continue executing on our strategy to align ADC’s business with the next generation network trends where customers are investing,” said Switz. “We remain focused on continuing to perform as a standalone business even as we begin planning for the process of bringing together ADC and Tyco Electronics to create a world leader in broadband connectivity.”

46.           Excluding items, the Company posted earnings of 21 cents a share, beating estimates of earnings of 20 cents a share, according to Thomson Reuters I/B/E/S. Revenue rose 5 percent to $304.4 million, above estimates of $299.6 million. The Company forecast fourth-quarter earnings of 8 cents to 18 cents a share, including a non-cash amortization expense of 4 cents per share, on revenue of $290 million to $310 million. Analysts expect earnings of 20 cents a share, excluding items, on revenue of $303.9 million, according to Thomson Reuters I/B/E/S.

THE PRECLUSIVE DEAL PROTECTION DEVICES

47.           In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to ADC shareholders, which prevent a superior offer from being made for the Company.

48.           Specifically, defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows Tyco 3 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Tyco a termination fee of $38,000,000 within 2 business days. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of ADC.

49.           Moreover, pursuant to Section 5.02 of the Merger Agreement, ADC approved and adopted an amendment to the Company Rights Agreement to render the Company Rights Agreement inapplicable for purposes of the Proposed Merger.

50.           The Company failed to perform any market check. Moreover, the terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding an acquisition proposal to the Company. The circumstances under which ADC’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective fiduciary out under the circumstances of the case.

51.           Thus, even if the Board were to receive a bid that appeared to be better than Tyco’s offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Consequently, this provision prevents the Board from exercising their fiduciary duties of “shopping” the Company and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Board first determines that the proposal is superior.

52.           Pursuant to the Merger Agreement, ADC granted Tyco an option to purchase the number of authorized and unissued Company shares equal to an additional number of ADC shares such that immediately after the issuance of those additional shares, Tyco would own at least 90% of the outstanding shares of the Company (the “Top-Up Option”), in order to allow Tyco to effect a short-form merger. The Top-Up Option irrevocably grants Tyco the right to purchase enough new ADC shares from the Company to bring Tyco’s ownership above the necessary 90% threshold for a short form merger under Minnesota law. The aggregate purchase price payable for the Top-Up Shares being purchased by Tyco Minn. pursuant to the Top-Up Option shall be determined by multiplying the number of such Top-Up Option shares by the Tender Offer price, without interest. Such purchase price may be paid by Tyco Minn., at its election, either (A) entirely in cash or (B) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Option shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

53.           Because the Top-Up Option is issued prior to the short form merger, the Court may consider the dilution caused by the option when it determines fair value of each ADC share in an appraisal. The value of those shares held by stockholders who do not tender and who seek appraisal would be diluted by the Top-Up Option, and its impact on any subsequent Court valuation of “fair value” in an appraisal proceeding unfairly coerces stockholders to tender.

54.           The Top-Up Option also provides a contractual right to Tyco to attain the status of a 90% stockholder and thereby avoid voting requirements and the fairness standard on controlling stockholders in transactions with the minority. The Top-Up Option and other preclusive deal protection devices constitute unfair and illegal abdications of directors’ authority and unfair and inequitable evasion of stockholder rights.

THE INADEQUATE DISCLOSURES IN ADC’S SCHEDULE 14D-9

55.           The Schedule 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Merger.

56.           For example, the Schedule 14D-9 fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Morgan Stanley & Co. (“Morgan Stanley”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Morgan Stanley and relied upon by the Board in recommending the Proposed Merger. In particular, the Schedule 14D-9 is deficient as follows:

(i)                                  Fails to disclose the complete list of equity research analysts, and date of the respective reports and/or price targets, if any, in the Equity Research Price Target Analysis and/or reasons for usage of the assumed cost of equity of 14.0% for an illustrative one-year period.

(ii)                                  Fails to disclose the criteria utilized by Morgan Stanley to select the companies used and/or complete list of multiples observed in its Comparable Company Analysis.

(iii)          Fails to disclose why Morgan Stanley in its Discounted Equity Value Analysis applied both a 15.0x and 12.0x stock price to next-twelve-months adjusted EPS multiple to the Company’s expected 2011 and 2012 adjusted EPS as of September 30, 2010 and September 30, 2011, respectively, to calculate a potential future stock price. It further fails to disclose why Morgan Stanley then discounted that equity value to June 30, 2010 using an assumed cost of equity of 14.0%.

(iv)                              Fails to disclose the criteria utilized by Morgan Stanley in selecting discount rates ranging from of 12.0% to 14.0% in its Discounted Cash Flow Analysis. This information is germane to the analysis.

(v)                                 Fails to disclose the transactions or information relating to such transactions reviewed by Morgan Stanley in its Premiums Paid Analysis.

(vi)                              In the Illustrative Financial Sponsor Analysis, the Proxy fails to disclose Morgan Stanley’s bases for its assumption of a ratio of total debt to last-

twelve-months adjusted EBITDA at the transaction date of 4.0x, a subsequent exit transaction by the financial sponsor at September 30, 2013 with a valuation of the Company realized by the financial sponsor in such subsequent exit transaction based on a 6.0x aggregate value to next twelve-months adjusted EBITDA ratio and the Company’s estimated total debt and cash and cash equivalents balances as of September 30, 2013. Moreover, the basis for the assumption that the implied acquisition price per share paid by the financial sponsor was based on a target range of internal rates of return for the financial sponsor between September 30, 2010 and September 30, 2013 of 20% to 25%.

57.           Moreover, the 14D-9 fails to disclose the fees received by Morgan Stanley for financial advisory and financing services for Tyco and the Company and the respective fees in connection with such services. This information is important to stockholders to determine whether to rely upon the respective financial advisor.

58.         In connection with the Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) opinion as to the fairness of the Proposed Merger, the Schedule 14D-9 also completely fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Houlihan Lokey, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Houlihan Lokey and relied upon by the Board in recommending the Proposed Merger. In particular, the Schedule 14D-9 is deficient as follows:

(i)                                     Fails to disclose the criteria utilized by Houlihan Lokey to select the companies used and/or complete list of multiples observed in its Comparable Company Analysis.

(ii)           Fails to disclose the information relating to such transactions, including but not limited to date of transactions and transaction values reviewed by Houlihan Lokey in its Selected Transactions Analysis.

(iii)          Fails to disclose the criteria utilized by Houlihan Lokey in selecting discount rates ranging from 10.0% to 12.0% in its Discounted Cash Flow Analysis. Moreover, it fails to disclose why it did not consider the Downside Case. This information is germane to the analysis.

59.           Moreover, the 14D-9 fails to disclose the fees received by Houlihan Lokey for financial advisory services provided to the Company.

60.           The Schedule 14D-9 also fails to adequately disclose important background material information, such as Morgan Stanley’s views, at the February 8, 2010 board meeting, on growth and consolidation and consolidation in the telecommunications equipment industry, possible alternative transactions to the transaction with Company A and its views on the Company’s prospects as a stand-alone enterprise.

61.           Further, the Schedule 14D-9 fails to disclose information regarding the March 7, 2010, detailed presentation of the current and three-year business outlook under alternative scenarios presented by management.

62.           Additionally, the Schedule 14D-9 fails to provide any information regarding the July 11, 2010 expressed displeasure by the Company A executive expressed with recent developments in the process, noting that Company A was considering re-evaluating its continued participation in the process and whether Company A remained interested to acquire the Company.

Morgan Stanley, The Company’s Financial Advisor, Is Conflicted

63.           Under the terms of a letter agreement, dated February 2, 2010, the Company retained Morgan Stanley as a financial advisor in connection with the Proposed Merger. Pursuant to the terms of the engagement letter, the Company agreed to pay Morgan Stanley a transaction fee of approximately $12 million contingent upon the earlier of the closing of a strategic transaction or as of the time at which ADC shares are first accepted for payment under the Tender Offer.

64.           Moreover, during the two fiscal years prior to the date of Morgan Stanley’s opinion, Morgan Stanley provided financial advisory and financing services for Tyco and the Company and received fees in connection with such services.

DEFENDANTS’ FIDUCIARY DUTIES

65.           By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiffs and the other public shareholders of ADC and owe Plaintiffs and the other members of the Class a duty of good faith, fair dealing, loyalty and full and candid disclosure.

66.           By virtue of their positions as directors and/or officers of ADC, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause ADC to engage in the practices complained of herein.

67.           Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, Minnesota law imposes the obligation on the directors to take all steps reasonably required to maximize the value that shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)           discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)           otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

68.           Plaintiffs repeat and reallege each allegation set forth herein.

69.           The Individual Defendants have violated their fiduciary duties of care, good faith, loyalty and candor owed under applicable law to the public shareholders of ADC and have placed the interests of insiders ahead of the interests of ADC’s shareholders.

70.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of ADC because, among other reasons:

(a)           they failed to properly value ADC;

(b)           they failed to take steps to maximize the value of ADC to its public shareholders and they took steps to avoid competitive bidding, and to give Tyco an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c)           they failed to properly value ADC and its various assets and operations;

(d)           they failed to provide shareholders with the material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;

(e)           they erected unreasonable barriers to other third-party bidders.

71.           By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiffs and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with Tyco, will unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in ADC.

72.           ADC shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

73.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other ADC public stockholders.

74.           As a result of the actions of Defendants, Plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of ADC’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of ADC common stock.

75.           Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the other members of the Class, and may consummate the Proposed Merger which will exclude the Class from its fair proportionate share of ADC’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

76.           Plaintiffs and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)

77.           Plaintiffs repeat and reallege each allegation set forth herein.

78.           The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Merger require them to disclose to Plaintiffs and the Class all information material to the decisions confronting ADC’s shareholders.

79.           As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

80.           As a result, Plaintiffs and the Class members are being harmed irreparably.

81.                                 Plaintiffs and the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty

82.           Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

83.           Tyco has knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Tyco is also an active and necessary participant in the Individual Defendants’ plan to consummate the Proposed Merger on terms that are unfair to ADC shareholders, as Tyco seeks to pay as little as possible to ADC shareholders.

84. Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief in their favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiffs as representatives of the Class;

B.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.            Enjoining Defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to ADC shareholders all material information in connection with the Proposed Merger;

D.            Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.            Granting such other and further relief as this Court may deem just and proper.

Signature page follows

Date: August 9, 2010	By:	/s/ Brian F. Rice
Brian F. Rice (#014468X)
RICE, MICHELS & WALTHER, LLP
206 East Bridge-Riverplace
10 Second Street N.E.
Minneapolis, MN 55413
(612) 676-2300

Liaison Counsel

Joshua M. Lifshitz (NY #2585966)
(To be admitted Pro Hac Vice)
BULL & LIFSHITZ, LLP
18 East 41st Street
New York, NY 10017
(212) 213-6222

Counsel for Plaintiffs

JS 44 (Rev. 12/07)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a)	PLAINTIFFS	DEFENDANTS
Milford and Ronnae D. Patsel		Robert E. Switz et al.

(b)	County of Residence of First Listed Plaintiff Marin County, CA	County of Residence of First Listed Defendant Hennepin
	(EXCEPT IN U.S. PLAINTIFF CASES)	(IN U.S. PLAINTIFF CASES ONLY)
		NOTE:	IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c)	Attorney’s (Firm Name, Address, and Telephone Number)	Attorneys (If Known)
Brian F. Rice, Rice, Michels & Walther, 10 2nd St., Suite 206, Minneapolis, MN 55413, 612-676-2300; Joshua Lifshiftz, Bull & [ILLEGIBLE]

II. BASIS OF JURISDICTION (Place an “X” in One Box Only)				III. CITIZENSHIP OF PRINCIPAL PARTIES (For Diversity Cases Only)				(Place an “X” in One Box for Plaintiff and One Box for Defendant)

					PTF	DEF		PTF	DEF
☐ 1	U.S. Government Plaintiff	☐ 3	Federal Question (U.S. Government Not a Party)	Citizen of This State	☐ 1	☒ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4

☐ 2	U.S. Government Defendant	☒ 4	Diversity (Indicate Citizenship of Parties in Item III)	Citizen of Another State	☒ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
				Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an “X” in One Box Only)

CONTRACT	TORTS		FORFEITURE/PENALTY	BANKRUPTCY	OTHER STATUTES

☐ 110 Insurance	PERSONAL INJURY	PERSONAL INJURY	☐ 610 Agriculture	☐ 422 Appeal 28 USC 158	☐ 400 State Reapportionment
☐ 120 Marine	☐ 310 Airplane	☐ 362 Personal Injury- Med. Malpractice	☐ 620 Other Food & Drug	☐ 423 Withdrawal 28 USC 157	☐ 410 Antitrust
☐ 130 Miller Act	☐ 315 Airplane Product Liability	☐ 365 Personal Injury - Product Liability	☐ 625 Drug Related Seizure of Property 21 USC 881		☐ 430 Banks and Banking
☐ 140 Negotiable Instr ument	☐ 320 Assault, Libel & Slander	☐ 368 Asbestos Personal Injury Product Liability	☐ 630 Liquor Laws	PROPERTY RIGHTS	☐ 450 Commerce
☐ 150 Recovery of Overpayment & Enforcement of Judgment	☐ 330 Federal Employers’ Liability		☐ 640 R.R. & Truck	☐ 820 Copyrights	☐ 460 Deportation
☐ 151 Medicare Act		PERSONAL PROPERTY	☐ 650 Airline Regs.	☐ 830 Patent	☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)	☐ 340 Marine	☐ 370 Other Fraud	☐ 660 Occupational Safety/Health	☐ 840 Trademark	☐ 480 Consumer Credit
☐ 153 Recovery of Overpayment of Veteran’s Benefits	☐ 345 Marine Product Liability	☐ 371 Truth in Lending	☐ 690 Other	SOCIAL SECURITY	☐ 490 Cable/Sat TV
☒ 160 Stockholders’ Suits	☐ 350 Motor Vehicle	☐ 380 Other Personal	LABOR	☐ 861 HIA (1395ff)	☐ 810 Selective Service
☐ 190 Other Contract	☐ 355 Motor Vehicle Product Liability	Property Damage	☐ 710 Fair Labor Standards Act	☐ 862 Black Lung (923)	☐ 850 Securities/Commodities/Exchange
☐ 195 Contract Product Liability	☐ 360 Other Personal Injury	☐ 385 Property Damage	☐ 720 Labor/Mgmt. Relations	☐ 863 DIWC/DIWW (405(g))	☐ 875 Customer Challenge 12 USC 3410
☐ 196 Franchise		Product Liability	☐ 730 Labor/Mgmt. Reporting & Disclosure Act	☐ 864 SSID Title XVI	☐ 890 Other Statutory Actions
REAL PROPERTY	CIVIL RIGHTS	PRISONER PETITIONS	☐ 740 Railway Labor Act	☐ 865 RSI (405(g))	☐ 891 Agricultural Acts
☐ 210 Land Condemnation	☐ 441 Voting	☐ 510 Motions to Vacate Sentence	☐ 790 Other Labor Litigation	FEDERAL TAX SUITS	☐ 892 Economic Stabilization Act
☐ 220 Foreclosure	☐ 442 Employment	Habeas Corpus:	☐ 791 Empl. Ret. Inc. Security Act	☐ 870 Taxes (U. S. Plaintiff or Defendant)	☐ 893 Environmental Matters
☐ 230 Rent Lease & Ejectment	☐ 443 Housing/	☐ 530 General	IMMIGRATION	☐ 871 IRS—Third Party 26 USC 7609	☐ 894 Energy Allocation Act
☐ 240 Torts to Land	Accommodations	☐ 535 Death Penalty	☐ 462 Naturalization Application		☐ 895 Freedom of Information Act
☐ 245 Tort Product Liability	☐ 444 Welfare	☐ 540 Mandamus & Other	☐ 463 Habeas Corpus - Alien Detainee		☐ 900 Appeal of Fee Determination Under Equal Access to Justice
☐ 290 All Other Real Property	☐ 445 Amer. w/Disabilities -	☐ 550 Civil Rights	☐ 465 Other Immigration Actions		☐ 950 Constitutionality of State Statutes
	Employment	☐ 555 Prison Condition
☐ 446 Amer. w/Disabilities - Other
☐ 440 Other Civil Rights

V. ORIGIN			(Place an “X” in One Box Only)
☒ 1	Original Proceeding	☐ 2	Removed from State Court	☐ 3	Remanded from Appellate Court	☐ 4	Reinstated or Reopened	☐ 5	Transferred from another district (specify)	☐ 6	Multidistrict Litigation	☐ 7	Appeal to District Judge from Magistrate Judgment

Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 28 U.S.C. Statute 1332 (a)(2) diversity
VI. CAUSE OF ACTION	Brief description of cause: Breach of fiduciary duty

VII. REQUESTED IN	☒ CHECK IF THIS IS A CLASS ACTION	DEMAND $	CHECK YES only if demanded in complaint:
COMPLAINT:	UNDER F.R.C.P. 23	Over 75,000	JURY DEMAND:	☒ Yes	☐ No

VIII. RELATED CASE(S)
IF ANY	(See instructions):
		JUDGE	DOCKET NUMBER

DATE	SIGNATURE OF ATTORNEY OF RECORD
08/09/2010	Brian F. Rice	#014468X

FOR OFFICE USE ONLY

RECEIPT#	AMOUNT	APPLYING IFP	JUDGE	MAG. JUDGE

1